Mail Stop 6010

October 11, 2006

Zhao Yan
Chairman and Chief Executive Officer
NorthPort Capital, Inc.
#1100-1200 W. 73rd Avenue
Vancouver, BC, Canada VP6 6G5

Re: NorthPort Capital Inc.
        Registration Statement on Form SB-2
        File No. 333-137300

Dear Mr. Yan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General

1. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

4.   In your next amendment, please update the disclosure information as of a recent date.

Registration Statement Cover Page

5. Although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please revise to include this disclosure.

Cover Page

6. We note your discussion regarding the fact that no public market currently exists for your common stock and that you intend to quote your stock on the Over the Counter Bulletin Board upon effectiveness of the registration statement. In that regard, please revise this section to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares are quoted on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

7. In addition, please disclose the factors you considered in determining the initial offering price in the summary section of this document. Please also revise your section entitled "Determination of Offering Price" on page 14 accordingly.

8. Please highlight the sentence on the cover page referencing investors to your risk factors.

Prospectus Summary, page 5

9. You make use of unnecessary defined terms. Rule 421(b) requires you to avoid using defined terms as the primary means of communication. It is distracting to define terms that are commonly understood or that you can simply explain by their use in context. In some cases, the meanings of the terms in parenthetical phrases are clear from their context. For example, you define Dalian Beigang and the Securities Act. Parenthetical definitions such as these are unnecessary. Simply use the full name the first time you refer to the term. Then, in close proximity to the full name, use the shortened version. After that you can simply use the abbreviation.

10. Additionally, throughout your document you capitalize certain terms such as Local Tax Bureaus, Local Pricing Bureaus, and Federal Tax Bureau. Sometimes, you do not capitalize these same terms. Please revise your document so that when you refer to certain agencies you either capitalize all the time or do not capitalize. Please revise your document accordingly.

The Company, page 5

11. Please revise the discussion to clarify the operations in which you are currently engaged and the operations in which you propose to engage. For example, it appears you engage in no other business except for the tax filing and preparation activity you conduct through your wholly owned subsidiary Dalian Beigang. If this is true, please so state.

12. Please also indicate if your business services are geared towards commercial business owners or to individual tax filers or both.

13. You indicate that Dalian Beigang is expanding its operations to other Chinese cities. Please indicate what other cities and when it expects to do so.

Risk Factors, page 7

14. Please revise the subheadings of your risk factors to clearly identify the risk and potential consequences. At present, most of your risk factor headings do not appear to adequately describe the risk to investors. Your reader should be able to understand the nature of the risk to the investment by reading the caption to your discussion. Please revise your entire risk factor section accordingly.

15. We note that under some of your risk factor headings, you discuss the risks and consequences stemming from more than one particular risk. Please note that each risk factor should contain a heading and a discussion related to only one risk and the consequences that stem from it. In that regard, please revise your entire risk factor so that each risk you discuss in this section has a header and an appropriate discussion that follows it. We expect substantial revisions to your risk factor section.

16. Based on your disclosure you provided regarding executive compensation on page 31, it does not appear your executive officers have received any compensation to date. Please consider adding a separate risk factor disclosing that your executive officers do not currently receive any compensation from you, if true. Additionally, disclose what other duties such executive officers hold in other companies or other jobs they currently hold. Please include what percentage of their time they devote to your company as opposed to other jobs they might hold.

17. Please consider adding a risk factor discussing your reliance on your executive officers. You should disclose in that risk factor that you have no employment agreements or any key life insurance policies with such individuals.

18. Please consider adding a risk factor related to your going concern opinion and the consequences that stem from that issue. In your risk factor, please also disclose your accumulated deficit to date.

19. Please consider adding a risk factor that addresses the fact that your license issued by the Chinese government expires on June 19, 2007, the circumstances under which it can be renewed, whether you have any reason to think it will not be renewed, and the effect on the company's financial condition and results of operations in the event the license is not renewed.

Market Price, page 7

20. Please note that each risk factor header and disclosure should only contain disclosure related to only one risk and the consequences that could stem from it. In that regard, you discuss in this risk factor a couple of risks. One risk is associated with the lack of a formal trading market and other risk is associated with the fact that your securities will be subject to penny stock rules. Please remove your discussion related to the risks associated with your securities being considered penny stock to a separate risk factor. In that risk factor, please also detail the reasons why your securities will be considered penny stock.

Directors and Officers are non-residents of the United States, page 7

21. You indicate that a majority of your directors and officers are nationals and/or residents of countries other than the United States and that all or a substantial portion of the assets of these persons are located outside the United States. Please indicate to what countries you are referring.

"Our Business may be adversely affected by relationships between the United States . . .," page 8

22. You indicate that boycotts, protests, governmental sanctions and other actions could adversely affect our ability to operate profitably. Please note that each risk factor should only provide discussion related to one risk and the consequences that could stem from it. In that regard, please remove your discussion related to the risks and consequences associated with boycotts, protests and governmental sanctions and other actions that could affect your adversely affect your ability to operate profitably to a new separate risk factor. Please also indicate if such factors have historically impacted the operations of Dalian Beigang as we understand this is your only operating subsidiary.

23. Please provide a brief explanation of the specific repercussions that applicable laws have on your business. In addition, please indicate their effects on the business such regulations have had on your sole operating subsidiary so far, including any activities on Dalian Beigang even prior to your acquisition of that company in 2005. In addition, please briefly describe any new or proposed legislation that has had an effect on you so far or may affect you future operations. Please provide a more expanded discussion in the Business section of your document.

Chinese Laws and Regulations, page 8

24. Please indicate if you or Dalian Beigang have ever been found to be violation of any PRC laws or regulations.

Lack of and Restrictions on Dividends, page 9

25. This risk factor heading contains risks related to several risks. For example, we note the following:

   - one risk deals with the risks associated with your operating subsidiary operating substantially in Renminibi;
   - another risk discusses your need to do substantial marketing;
   - a third risk is related to your need to raise capital; and
   - a fourth risk discusses the legal restrictions that will affect your ability to distribute dividends.

     Please revise this risk factor so that each of the foregoing are discussed in separate risk factors.

26. In view of your primary business and location of operations, please explain the nature of and reason for the denomination of certain capital expenditures in U.S. dollars.

Currency Conversion, page 9
Inflation in China, page 9

27. These risk factors as currently written are too generic. To the extent that any of the factors you have identified in this risk factor may have a material adverse affect on your business, please address each risk in a separate risk factor.

Competition, page 10

28. Please identify your primary competitors, or if there are too many to name, please approximate how many competitors are in your industry.

29. You indicate that the advent of free, online Internet payment systems also poses competitive threats to your Tenet System. Please explain how these companies pose competitive threats to you.

30. You indicate that "each Taxpayer is bound by the agreements they have entered with Dalian Beigang." What taxpayer are you referring to by this statement? How many agreements do you have with such taxpayer? What is the duration of the agreement. Additionally, may the taxpayer terminate the agreement at any time or will such taxpayer incur a penalty?

31. Please revise the last sentence in the fourth paragraph to indicate that it is your belief that there are no known competitors offering online tax payment systems in China that include processes for security and safety.

32. You indicate that the Local Tax Bureau is unlikely to approve more than on-line system to be used locally as it could comprise the integrity of the Tax Bureau system. Based on this statement, why would you expect strong competition? Additionally, indicate why Dalian Beigang expects strong competition in the mid-term.

User Resistance, page 10

33. Why has there been user resistance to use the Tenet system?

34. When was the mandate from locate authorities to use the Tenet system announced? Please also describe the material contents of the locate mandate requiring tax filers to use the Tenet system.

35. You indicate that you are assisting Lenovo Corporation to institute Tenet in the city of Yinkou. Please indicate if you own the rights to the Tenet system. If yes, in your Business section, please further describe your business arrangement with Lenovo, including descriptions of any agreements you have with them. You should also file the agreement as an exhibit.

36. Please explain what you mean by "non revenue basis." Please also indicate why you are providing assistance to Lenovo Corporation on a non revenue basis at this time.

Pricing, page 10

37. Please explain the difference between local tax bureau and local pricing bureau.

38. Please indicate which local pricing bureaus in China have issued a mandate to use your Tenet system? Please also indicate how long such mandate has existed for each of the local pricing bureaus that have required the use of your Tenet system. If applicable, please also indicate what portion of the fees it receives in setting the maximum price for taxpayers to use the Tenet system and what portion goes to you.

Selling Shareholder, page 11

39. Please include columns of how many shares and percentage of stock each selling shareholder will own after the offering.

40. For every selling securityholder in the table who is neither an individual nor a public company, please provide the full name(s) of the natural persons having voting, dispositive or investment powers.

41. Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation. We may have further comments.

42. Please revise the information under the percentage ownership column to reflect the correct information. Please compare to the presentation under the principal stockholders section.

Selected Financial Information, page 15

43. Please tell us why there is a difference between "Earnings/(loss) per share from continuing operations" and "Net earnings (loss) per share," when your statement of operations does not show that there were any discontinued operations during the periods presented.

Business of the Company, page 16
Forward Looking Statements, page 16

44. Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings and further the safe harbor provided by the Private Securities Litigation Reform Act of 1995 for forward-looking statements is not available for a company that issues penny stock. Because this is your initial public offering and because you are appear to be issuing penny stock, please replace the language with specific disclosure that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 does not apply to this registration statement.

General, page 16

45. Throughout this section and other places in the document you make use of unnecessary defined terms. For example, you define the following words: (i) Project; (ii) Lenovo; (ii) LB Offices; (iv) Legend; (v) VAT; (vi) Designate; and (vii) WOFE. Parenthetical definitions such as these are unnecessary. Simply use the full name the first time you refer to the term. Then, in close proximity to the full name, use the shortened version. After that you can simply use the abbreviation.

46. Please indicate when the National Golden Tax Project was initiated.

47. Please briefly explain how the local and federal tax bureaus in China work.

48. You indicate in the fourth full paragraph on page 16 that "Tenet was developed by Dalian Beigang in collaboration with the Federal tax bureau in Dalian over a two year period."

This sentence suggests that there is more than one "federal" tax bureau in China. Please explain.

49. You also indicate that the Tenet system is an "intranet" based online system. Please indicate who has access to the Tenet system.

50. Please explain what a beta test is.

51. Please indicate whether the 920 subscribers in Yingkou are business tax filers. Please also indicate how many business filers there are in Yingkou. We note you have provided this information regarding filers in Dailan.

52. What is the basis for your statement that [s]ubscriber fees in Dailan are considered affordable." In your explanation, please explain to what other competitors you are comparing the fees.

53. Please disclose your basis as well as what you mean by the statement the "Tenet system provides real savings over the present manual systems, which over time will be realized by the subscriber."

54. Please disclose the "several other firms that appear to pose near term competition to Tenet in that they offer online reporting service."

55. You indicate that "there are a number of Internet based, online payment systems now available to China commercial corporations but these lack the safety and security aspects offered by Tenet." Please explain what safety and security aspects your software offers over these competitors.

56. You indicate in the first full paragraph on page 17 that other software firms are approaching local tax bureaus and that such bureaus are adopting these competitive firms' systems despite their "inferior appearance." Please explain what you mean by inferior appearance.

57. You indicate that local tax bureaus could not easily handle more than one online system and therefore are not likely to adopt multiple systems. Please provide us the basis for this statement.

58. You indicate that the business model of Dalian Beigang assume that one must adopt a third party licensing system to expand quickly. Please indicate if you have entered into any third party licensing agreements? If so, please identify the parties and file the agreement as exhibits to your document. You should also describe the material terms of the agreement.

59. You indicate that expansion to other locations is anticipated and contingent on the

availability of financing. Please disclose how much you anticipate needing and when and how you expect to raise such funds.

Products, page 17

60. Please provide us with third party documentation supporting your statement that the Tenet system was the first system to be approved in China by any tax authority. If the materials are in another language, please translate the contents to the English language.

61. When was Tenet created and when did the Dalian local federal tax bureau become involved.

Support Services, page 17

62. Please indicate how many employees you have in providing support services.

63. You indicate that a research and development department is being enhanced to developed product enhancements. How is the department being enhanced.

Proprietary and Security Protection, page 17

64. How is the Central tax bureau different from the local and federal tax bureaus?

65. You indicate that the Tenet system is protected by a number of proprietary high level security systems. How is the Tenet system protected?

66. You indicate that security for source codes of copyright and other intellectual property assets have been secured or registered where appropriate. Please disclose what source codes and intellectual property assets you are referring to and how and where they have been registered or secured. Please tell us the difference between having a property asset secured as opposed to registered.

67. You indicate that office procedures and systems have been implemented to provide mechanical security for Dalian Beigang's intellectual property. What are the procedures?

68. What agency has certified your Tenet system for data security, data transmission and protection from unauthorized access? Please also explain the procedures for obtaining certification? Further, please explain if certification was required or did you obtain the certification voluntarily.

69. What is the National Tax Bureau and how is different from the central, local and federal tax bureaus?

70. Briefly describe the security requirements of the National Tax Bureau?

Harmonization of Taxes, page 18

71. You indicate under the subsection "Federal Taxes, collection in China today" on page 18 that the federal tax system presently require taxpayers to pay taxes and file statements manually. However, under this section you state that the Tenet system supports both the federal and local tax system but is only used to collect Federal taxes. If under the Chinese federal system, payments and statements are required manually, how is the taxpayer permitted to use your Tenet system.

Advantages for Taxpayers and Tax Authorities, page 19

72. Please also include the disadvantages for taxpayers and tax authorities in using the Tenet system as you have included a section on related to the advantages for taxpayers and tax authorities on using your system.

Market Potential, page 20

73. Please provide us with third party documentation supporting your statement that "Dalian is nationally recognized as progressive and the city's innovations are often adopted elsewhere in China."

Marketing, page 21

74. You indicate that your local marketing program "enjoyed almost immediate success with the Local Tax Bureau." Please indicate when you initiated marketing efforts with the Dalian Local Tax Bureau and whether you have entered into any agreement with this bureau to use you Tenet system.

Management's Discussion and Analysis or Plan of Operations, page 23
Results of Operations, page 28

75. Please revise all of your discussions of the number of subscribers to include a breakdown of the number of new subscribers vs. the number if repeat subscribers to better allow an investor to analyze the growth and retention of this metric.

Management, page 30

76. Please expand the discussion concerning Mr. Wang to provide the names of the companies referred to in his background description and the period of his association with these entities. In addition, please revise the discussion to describe his specific business experience for the past five years, indicating the place of employment and duration of employment during this period.

Principal shareholders and security ownership of management, page 31

77. Please revise the information presented to include the address of your five percent shareholders.

78. We note the number of shares reflected in this table differs from the information provided under Item 26 pertaining to recent sales of unregistered securities. Please advise or revise the discussion in the prospectus accordingly.

Description of Capital Stock, page 32

79. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

Northport Capital Inc. – Financial Statements – June 30, 2006
Condensed Statements of Operations and Comprehensive Income (Loss) (Unaudited), page F-2

80. Please revise your earnings per share calculation to round to the nearest cent in order not to imply a greater degree of precision than exists. This applies to all areas of the filing where you present earnings per share data.

81. We were unable to determine how you arrived at the earnings per share amounts presented. Please provide to us your calculation of earnings per share for the periods presented in your statement of operations.

Note 2. General Organization and Business, page F-4

82. Please provide to us your analysis under SFAS 141 that allowed you to determine that Dalian was the accounting acquirer. Link your response to the specific paragraphs within SFAS 141 that support this treatment.

Northport Capital Inc. – Financial Statements – December 31, 2005
5. Related Party Transaction, page F-16

83. Please explain to us the circumstances that required you to impute interest on this note. Also explain why the interest that you imputed related to this note is being charged directly against additional paid-in capital. Refer to the guidance of APB 21 in your response.

Dalian Beigang Information Industry Development Company Limited – Financial Statements –
December 31, 2005
2. Summary of Significant Accounting Policies and Organization, page F-24
(J) Consolidation of variable interest entity, page F-24

84. Please provide to us and disclose a more detailed description of this color printing project
including the form of your funding involvement and the factors that helped you
determine that it was a "100% variable interest entity." Also clarify for us the
consideration given to this apparently distinct business in your determination that you
operate in only one segment as discussed on note 2(V) on page F-26.

(Q) Revenue recognition, page, F-25

85. Please revise this discussion to include a more detailed description of how this policy
applies to the actual transactions entered into under the license agreements described.
Include the impact of any termination provisions within these contracts.

8. Shareholders' Equity, page F-29
(A) Registered capital, page F-29

86. Please revise your disclosure of this registered capital to include the number of
authorized, issued and outstanding shares for each period presented.

(B) Appropriated retained earnings, page F-29

87. Please revise your discussion here to better explain how this allocation process works
when negative equity exists. If PRC GAAP equity is not negative like the US GAAP
equity, then disclose the amount of that equity to allow an assessment of the potential
future allocations. Also clarify here and in the interim financial statements, if true, that
no allocations were made after 2004 due to the fact that you did not generate net income
under PRC GAAP.

10. Related Party Transactions, page F-30

88. Please explain to us how you determined that it was appropriate to classify this amount
"Due from a stockholder" as equity and why the amounts extended under this agreement
are classified as financing activities in the statement of cash flows. Also include a
discussion of why you recorded imputed interest and included that imputed interest
directly in additional paid in capital.

Signature Page

89. Your principal financial officer and either a controller or chief accounting officer must

sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: James L. Vandeberg
       The Otto Law Group PLLC
       601 Union Street, Suite 4500
       Seattle, WA 98101